Michael J. Wood Vice President, Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

August 26, 2009

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-13699

Dear Mr. Shenk:

This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or “the Company”) Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”), as communicated to us in your letter of August 4, 2009. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comments contained in your letter, followed by our responses.

Comment 1:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 31

Consolidated Results of Operations, page 41

1.	We note your response to our prior comment 1. We acknowledge that your proposed expanded disclosure provides additional information regarding how management reviews your segments’ operating results and provides a context for the discussion and, as such, we believe this disclosure should be added to your future filings. However, we still believe further disclosure is needed. We understand that in any given period your segments are performing on many long-term contracts and that changes in revenue and operating income are related to normal production / service activity and, further, that for any individual contract the changes may not be material. However, in the aggregate, changes in revenue and operating income are material. As such, we believe a discussion and analysis of the underlying reasons for the changes in volume and program performance is needed. As such, we reissue our prior comment. In future filings, please revise to discuss and analyze the underlying reasons for the changes in volume and program performance. Additionally, please disclose in future filings the amount of revenue that relates to changes in volume, cumulative catch up adjustments, and incentive and award fees, to the extent material to results of operations. Please provide us with a copy of your intended revised disclosure.

Response:

We acknowledge your comment and, as requested, we will provide additional discussion and analysis of the underlying reasons for changes in volume and program performance in future filings. Where material changes in volume or program performance are from

Raytheon Company

File No. 001-13699

August 26, 2009

an accumulation of individually immaterial changes on multiple contracts, to the extent these changes are due to common factors, we will include disclosure of such factors as the underlying reasons for the changes. We have attached, as Exhibit A, for your consideration our intended revised disclosures in which we have added the requested discussion and analysis of the underlying reasons. We believe our proposed future disclosures, considered in conjunction with our previously submitted introductory language to our discussion of segment operating results, could better enable investors to view our results of operations through the eyes of management. With respect to your additional comment regarding the amount of revenue that relates to changes in volume, cumulative catch up adjustments, and incentive and award fees, we confirm that in future filings we will provide such additional information to the extent material to understanding changes in our results of operations.

Comment 2:

2.	We note your response to our prior comment 2. However, it does not appear that you have responded to the first sentence of that comment. Therefore, in future filings, please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and operating margin, respectively. With respect to our previous request that you address the significant components of cost of sales in your revised disclosure, you essentially state in your response that addressing the material components of costs of sales would not enhance a reader’s understanding of your results because you have many contracts, because changes in costs drive changes in revenues, and because measurement of revenue is not dependent on the type of cost incurred. We cannot concur that more information about material components of costs of sales would not enhance an understanding of your results. Further, we are not clear why a large number of contracts or the recoverability of incurred costs alleviates your obligation to discuss and analyze changes in costs of sales. Additionally, while we acknowledge that changes in costs may mainly be due to production/service activity on contracts, there still may be other drivers, such as changes in the general price levels of materials or rates for labor. As such, in future filings, please revise to address the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us with a copy of your intended revised disclosure.

Response:

In our response to your prior comment 2, we note that management focuses on operating margin and revenue in evaluating performance due to the manner in which we are required under government accounting regulations to bid and account for our contracts. Management does not focus on cost of sales or the components thereof in reviewing segment level results, and therefore, does not systematically collect, review, or analyze information regarding the aggregate components of cost of sales. That is, this information is not captured across all of our systems or processes in such a way that it lends itself to analytics; again due to the fact that management does not use or rely on it for decision making. Accordingly, we respectfully submit that quantification and discussion of segment level cost of sales and the components thereof would not align with the way management views our business.

However, in its review of changes in segment net sales and operating income management does review the impact from individual programs, which can be driven by changes in cost of sales for the program. We confirm that to the extent relevant we will discuss changes in the components of cost of sales as they relate to such programs in our discussions of our segment results of operations and have done so in our proposed future disclosures attached as Exhibit A.

Raytheon Company

File No. 001-13699

August 26, 2009

We believe that our responses adequately address the matters referenced in your letter dated August 4, 2009. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President and Chief Accounting Officer

cc:	William H. Swanson

David C. Wajsgras

Jay B. Stephens

Exhibit A

- Excerpt from Form 10-Q for the period ended June 28, 2009 -

Segment Results

We report our results in the following segments: Integrated Defense Systems (IDS), Intelligence and Information Systems (IIS), Missile Systems (MS), Network Centric Systems (NCS), Space and Airborne Systems (SAS) and Technical Services (TS). The following provides some context for viewing the performance of our segments through the eyes of management.

Given the nature of our business, bookings, net sales and operating income (including operating margin percentage), which we disclose and discuss at the segment level, are most relevant to an understanding of management’s view of our performance and often these measures have significant interrelated effects as discussed below. In addition, we disclose and discuss backlog, which represents future sales that we expect to recognize over the contract period, which is generally the next several years.

Bookings: We disclose the amount of bookings for each segment and notable contract awards. Bookings generally represent the dollar value of new contracts awarded to us during the reporting period and include firm orders for which funding has not been appropriated. We believe bookings are an important measure of future performance and are an indicator of potential future changes in net sales, since we cannot record revenues under a new contract without first having a booking in the current or preceding period (i.e., a contract award).

Net Sales: We generally express changes in net sales in terms of volume. Volume generally refers to increases or decreases in revenues related to varying amount of costs incurred on individual contracts (i.e., from performance against contractual commitments on our bookings related to engineering, production or service activity). Therefore, we discuss volume changes attributable principally to individual programs unless there is a discrete event (e.g., a major contract termination, natural disaster or major labor strike, etc.), or some other unusual item that has a material effect on changes in a segment’s volume for a reported period. Due to the nature of our contracts, the amount of costs incurred and related revenues will naturally fluctuate over the life of the contracts. As a result, in any reporting period, the changes in volume on numerous contracts are likely to be due to normal fluctuations in our production activity or service levels.

Operating Income (and the related operating margin percentage): We generally express changes in segment operating income in terms of volume, changes in program performance or changes in contract mix. Changes in volume discussed in net sales typically drive corresponding changes in our operating income based on the profit rate for a particular contract. Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion that reflect improved or deteriorated operating performance or award fee rates. Changes in contract mix refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes. Because each segment has thousands of contracts, in any reporting period, changes in operating income and margin are likely to be due to normal changes in volume, program performance and mix on many contracts with no single change or series of related changes materially driving a segment’s change in operating income or operating margin percentage.

Backlog: We disclose period ending backlog for each segment. Backlog represents the dollar value of contracts awarded for which work has not been performed. Backlog generally increases with bookings and generally converts into sales as we incur costs under the related contractual commitments. We therefore discuss changes in backlog, including any significant cancellations, for each of our segments, as we believe such discussion provides an understanding of the awarded but not executed portion of our contracts.

Segment financial results were as follows:

	Three Months Ended		Six Months Ended
Net Sales (In millions)	June 28, 2009	June 29, 2008	June 28, 2009	June 29, 2008
Integrated Defense Systems	$1,335	$1,257	$2,597	$2,449
Intelligence and Information Systems	812	829	1,596	1,521
Missile Systems	1,384	1,363	2,752	2,682
Network Centric Systems	1,197	1,173	2,351	2,240
Space and Airborne Systems	1,136	1,072	2,182	2,049
Technical Services	780	647	1,476	1,168
Corporate and Eliminations	(519)	(471)	(945)	(885)

Total	$6,125	$5,870	$12,009	$11,224

	Three Months Ended		Six Months Ended
Operating Income (In millions)	June 28, 2009	June 29, 2008	June 28, 2009	June 29, 2008
Integrated Defense Systems	$205	$209	$393	$420
Intelligence and Information Systems	66	67	127	119
Missile Systems	147	158	305	297
Network Centric Systems	170	151	333	275
Space and Airborne Systems	175	141	314	258
Technical Services	53	45	97	80
FAS/CAS Pension Adjustment	11	(34)	22	(67)
Corporate and Eliminations	(62)	(69)	(114)	(105)

Total	$765	$668	$1,477	$1,277

	Three Months Ended		Six Months Ended
Bookings (In millions)	June 28, 2009	June 29, 2008	June 28, 2009	June 29, 2008
Integrated Defense Systems	$1,796	$981	$3,005	$2,087
Intelligence and Information Systems	589	776	1,092	1,795
Missile Systems	2,040	1,941	2,815	3,583
Network Centric Systems	783	895	2,017	2,487
Space and Airborne Systems	1,493	809	2,530	1,537
Technical Services	946	595	1,397	1,013
Corporate	—	11	—	22

Total	$7,647	$6,008	$12,856	$12,524

We record bookings for not-to-exceed contract awards based on a reasonable estimate of expected contract definitization, which will generally not be less than 75% of the award. We subsequently adjust bookings to reflect the actual amounts definitized, or, when prior to definitization, when facts and circumstances indicate our previous estimate is no longer reasonable. The timing of awards that may cover multiple fiscal years influences bookings in each year. Bookings exclude unexercised contract options and potential orders under ordering-type contracts (i.e., indefinite delivery/indefinite quantity (IDIQ) type contracts), and are reduced for contract cancellations and terminations of bookings recognized in the current year. We reflect contract cancellations and terminations from prior year bookings, as well as the impact of changes in foreign exchange rates, directly as an adjustment to backlog in the period in which the cancellation or termination occurs.

	Funded Backlog		Total Backlog
(In millions)	June 28, 2009	Dec. 31, 2008	June 28, 2009	Dec. 31, 2008
Integrated Defense Systems	$5,776	$4,802	$10,342	$9,883
Intelligence and Information Systems	1,843	1,890	4,678	5,137
Missile Systems	6,288	6,082	7,644	9,937
Network Centric Systems	4,504	4,593	5,558	5,733
Space and Airborne Systems	3,585	2,731	6,153	5,442
Technical Services	1,885	1,888	2,937	2,752

Total	$23,881	$21,986	$37,312	$38,884

Total backlog includes both funded backlog (unfilled orders for which funding is authorized, appropriated and contractually obligated by the customer) and unfunded backlog (firm orders for which funding has not been appropriated and/or contractually obligated by the customer). Backlog excludes unexercised contract options and potential orders under ordering-type contracts (e.g., IDIQ). Both funded and unfunded backlog are affected by changes in foreign exchange rates.

In the second quarter of 2009, Kinetic Energy Interceptor (KEI), a developmental program with the Missile Defense Agency (MDA), was terminated for convenience, which resulted in a backlog adjustment of approximately $2.4 billion at Missile Systems. The program was cancelled by the MDA due to a change in missile defense priorities. We expect that the change in focus to “early intercept” will lead to additional opportunities for a number of our products and technologies, including Standard Missile-3.

Integrated Defense Systems

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$1,335	$1,257	6.2%	$2,597	$2,449	6.0%
Operating Income	205	209	-1.9%	393	420	-6.4%
Operating Margin	15.4%	16.6%		15.1%	17.1%

Bookings	$1,796	$981	83.1%	$3,005	$2,087	44.0%

Net Sales. The increase in Net sales of $78 million in the second quarter of 2009 was primarily due to $112 million of higher volume driven by scheduled design effort on an international Patriot program awarded in the fourth quarter of 2008, partially offset by lower volume on various other programs, primarily with the U.S. Navy. The lower U.S. Navy volume was due to scheduled completion of design and production efforts on numerous programs, including completion of certain design phases on a U.S. Navy combat systems program.

The increase in Net sales of $148 million in the first six months of 2009 was primarily due to $161 million of higher volume driven by scheduled design effort on an international Patriot program awarded in the fourth quarter of 2008, partially offset by lower volume on various other programs.

Operating Income and Margin. The decrease in Operating income of $4 million in the second quarter of 2009 was primarily due to a change in contract mix driven by the completion of certain programs in 2008, partially offset by the increase in volume discussed above. The decline in operating margin in the second quarter of 2009 was due to the change in contract mix.

The decrease in Operating income of $27 million in the first six months of 2009 was primarily due to a change in contract mix driven by the completion of certain programs in 2008 and various positive program performance adjustments in 2008, partially offset by the increase in volume discussed above. The 2008 program performance adjustments reflected lower estimated costs at completion driven by achieved material and labor efficiencies. IDS’ Operating income also benefited from $14 million of sales of certain licensed software in the first six months of 2008. The decline in operating margin in the first six months of 2009 was due to the change in contract mix, various program performance adjustments in 2008 and software sales in 2008.

Backlog and Bookings. Backlog was $10,342 million at June 28, 2009 compared to $9,883 million at December 31, 2008. Bookings in the second quarter of 2009 were $815 million higher than the second quarter of 2008 primarily due to international Patriot programs. In the second quarter of 2009, IDS booked $877 million to provide advanced Patriot air and missile defense capability for several domestic and international customers, principally the United Arab Emirates (UAE). IDS also booked $157 million to provide Finland with Surface Launched Medium Range Air-to-Air Missile (SL-AMRAAM) systems, $150 million for the Joint Land Attack Cruise Missile Defense Elevated Netted Sensor Systems (JLENS) program for the U.S. Army, and $142 million for two Volume Search Radar (VSR) arrays from the U.S. Navy, one for the Zumwalt-class destroyer program and one for the CVN 78 aircraft carrier.

Bookings in the first six months of 2009 were $918 million higher than the first six months of 2008 primarily due to Patriot awards. In addition to the bookings noted above, in the first six months of 2009, IDS booked new international and domestic Patriot awards including $185 million for the UAE, $139 million for Taiwan, $159 million to provide engineering services and $115 million for the Patriot Pure Fleet program for the U.S. Army.

Intelligence and Information Systems

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$812	$829	-2.1%	$1,596	$1,521	4.9%
Operating Income	66	67	-1.5%	127	119	6.7%
Operating Margin	8.1%	8.1%		8.0%	7.8%

Bookings	$589	$776	-24.1%	$1,092	$1,795	-39.2%

Net Sales. The decrease in Net sales of $17 million in the second quarter of 2009 was primarily due to $50 million of lower volume on an international advanced border control and security program, as subcontractor work related to the initial development phase was completed in June 2009, partially offset by higher volume on various other programs driven by additional tasking orders from expanded customer scope.

The increase in Net sales of $75 million in the first six months of 2009 was primarily due to higher volume on various classified and U.S. Air Force programs driven by additional tasking orders from expanded customer scope.

Operating Income and Margin. Operating income and operating margin in the second quarter of 2009 remained relatively consistent with the second quarter of 2008.

The increase in Operating income of $8 million in the first six months of 2009 was primarily due to the increased volume discussed above. Operating margin in the first six months of 2009 remained relatively consistent with the first six months of 2008.

Backlog and Bookings. Backlog was $4,678 million at June 28, 2009 compared to $5,137 million at December 31, 2008. Bookings in the second quarter of 2009 were $187 million lower than the second quarter of 2008 primarily due to lower classified bookings. In the second quarter of 2009, IIS booked $342 million on a number of classified contracts compared to $497 million in the second quarter of 2008.

Bookings in the first six months of 2009 were $703 million lower than the first six months of 2008 primarily due to lower classified bookings. In the first six months of 2009, IIS booked $578 million on a number of classified contracts compared to $1,053 million in the first six months of 2008.

Missile Systems

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$1,384	$1,363	1.5%	$2,752	$2,682	2.6%
Operating Income	147	158	-7.0%	305	297	2.7%
Operating Margin	10.6%	11.6%		11.1%	11.1%

Bookings	$2,040	$1,941	5.1%	$2,815	$3,583	-21.4%

Net Sales. Net sales in the second quarter of 2009 remained relatively consistent with the second quarter of 2008.

The increase in Net sales in the first six months of 2009 of $70 million was primarily due to $86 million of higher volume on the Phalanx program driven by a planned increase in subcontractor production effort in accordance with the program delivery schedule, and the planned increase in production on larger international orders awarded in the second quarter of 2008 for the Advanced Medium-Range Air-to-Air Missile (AMRAAM) program~~s~~, partially offset by lower volume on various other programs driven by decreased efforts, as planned, in accordance with the program schedules.

Operating Income and Margin. The decrease in Operating income of $11 million and operating margin in the second quarter of 2009 was primarily due to higher award fees recognized on our Standard Missile-3 program in the second quarter of 2008 as a result of a successful flight test milestone, partially offset by improved program performance on various other programs in the second quarter of 2009. The improved program performance reflects lower estimated costs at completion driven primarily by achieved material and labor efficiencies.

Operating income in the first six months of 2009 remained relatively consistent with the first six months of 2008 with improved program performance on various programs, as discussed above, and increased volume offsetting the impact of the higher award fees recognized on our Standard Missile-3 program in the second quarter of 2008 as a result of a successful flight test milestone. Operating margin in the first six months of 2009 remained consistent with the first six months of 2008 due to the factors discussed above.

Backlog and Bookings. Backlog was $7,644 million at June 28, 2009 compared to $9,937 million at December 31, 2008. The decrease in backlog was primarily related to the $2.4 billion adjustment for the termination of the KEI program discussed above. Bookings in the second quarter of 2009 were $99 million higher than the second quarter of 2008. In the second quarter of 2009, MS booked $521 million for the production of AMRAAM for international customers and the U.S. Air Force, and $260 million for the production of Phalanx Weapon Systems for the U.S. Navy and U.S. Army. In addition, in the second quarter of 2009, MS booked $207 million for the production of Tomahawk Block IV missiles for the U.S. Navy and $167 million for the production of AIM-9X Sidewinder short range air-to-air missiles for the U.S. Navy and international customers.

Bookings in the first six months of 2009 were $768 million lower than the first six months of 2008, primarily due to $954 million of awards for the production of SM-3 for the U.S. Navy and the Missile Defense Agency in the first six months of 2008. In addition to the bookings noted above, in the first six months of 2009 MS booked $131 million for the continued development and production of the Exoatmospheric Kill Vehicle (EKV) program.

Network Centric Systems

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$1,197	$1,173	2.0%	$2,351	$2,240	5.0%
Operating Income	170	151	12.6%	333	275	21.1%
Operating Margin	14.2%	12.9%		14.2%	12.3%

Bookings	$783	$895	-12.5%	$2,017	$2,487	-18.9%

Net Sales. The increase in Net sales in the second quarter of 2009 of $24 million was primarily due to higher volume across various production programs driven by an increase in production to meet the program delivery schedule requirements, as anticipated, partially offset by $94 million of lower volume on a U.S. Army communications program that substantially completed production efforts as planned in the third quarter of 2008.

The increase in Net sales in the first six months of 2009 of $111 million was primarily due to higher volume across various production programs driven by an increase in production to meet the program delivery schedule requirements, as anticipated, partially offset by $119 million of lower volume on a U.S. Army communications program that substantially completed production efforts as planned in the third quarter of 2008.

Operating Income and Margin. The increase in Operating income of $19 million and margin improvement in the second quarter of 2009 was primarily due to improved program performance on an integrated ground combat surveillance program for the U.S. Army. The improved program performance was driven by lower estimated labor and material costs at completion from achieved production efficiencies.

The increase in Operating income of $58 million and margin improvement in the first six months of 2009 was primarily due to improved program performance on various U.S. Army programs. The improved program performance was driven by lower estimated labor and material costs at completion from achieved production efficiencies.

Backlog and Bookings. Backlog was $5,558 million at June 28, 2009 compared to $5,733 million at December 31, 2008. Bookings in the second quarter of 2009 were $112 million lower than the second quarter of 2008 primarily due to the $115 million booking for the Airborne, Maritime and Fixed Site (AMF) Joint Tactical Radio System (JTRS) program in the second quarter of 2008.

Bookings in the first six months of 2009 were $470 million lower than the first six months of 2008 primarily due to a $309 million award for Horizontal Technology Integration (HTI) forward-looking infrared kits and a $203 million award for Improved Target Acquisition System (ITAS) in the first six months of 2008.

Space and Airborne Systems

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$1,136	$1,072	6.0%	$2,182	$2,049	6.5%
Operating Income	175	141	24.1%	314	258	21.7%
Operating Margin	15.4%	13.2%		14.4%	12.6%
Bookings	$1,493	$809	84.5%	$2,530	$1,537	64.6%

Net Sales. The increase in Net sales in the second quarter of 2009 of $64 million was primarily due to higher volume of $55 million driven by increased production efforts as planned to meet the program delivery schedule on international airborne tactical radar programs and certain classified business awarded in the second half of 2008 and in the first quarter of 2009.

The increase in Net sales in the first six months of 2009 of $133 million was primarily due to higher volume of $109 million driven by increased production efforts as planned to meet the program delivery schedule on international airborne tactical radar programs and certain classified business awarded in the second half of 2008 and in the first quarter of 2009.

Operating Income and Margin. The increase in Operating income of $34 million and the related increase in operating margin in the second quarter of 2009 was primarily due to a change in mix from higher volume on international tactical radar programs and $7 million from the favorable settlement of an affirmative claim.

The increase in Operating income of $56 million in the first six months of 2009 was primarily due a change in mix from higher volume on international tactical radar programs and $19 million from the favorable settlement of three affirmative claims.

Backlog and Bookings. Backlog was $6,153 million at June 28, 2009 compared to $5,442 million at December 31, 2008, driven primarily by an international tactical radar award and classified awards. Bookings in the second quarter of 2009 were $684 million higher than the second quarter of 2008 due to classified awards. In the second quarter of 2009, SAS booked $1,019 million on a number of space and airborne sensor contracts, including $110 million on the Integrated Sensor Is Structure (ISIS) radar program for the Defense Advanced Research Projects Agency (DARPA).

Bookings in the first six months of 2009 were $993 million higher than the first six months of 2008, primarily due to international tactical radar and classified awards. In the first six months of 2009, SAS booked approximately $1 billion on a number of classified contracts.

Technical Services

	Three Months Ended			Six Months Ended
(In millions, except percentages)	June 28, 2009	June 29, 2008	% Change	June 28, 2009	June 29, 2008	% Change
Net Sales	$780	$647	20.6%	$1,476	$1,168	26.4%
Operating Income	53	45	17.8%	97	80	21.3%
Operating Margin	6.8%	7.0%		6.6%	6.8%

Bookings	$946	$595	59.0%	$1,397	$1,013	37.9%

Net Sales. The increase in Net sales of $133 million in the second quarter of 2009 was due to $161 million of growth on our training programs, primarily education and virtual and live training delivered on the U.S. Army’s Warfighter Field Operations Customer Support (FOCUS) contract, which began significant efforts in May 2008, and training activities performed on the Air Traffic Control Optimum Training Solution (ATCOTS) contract for the Federal Aviation Administration (FAA), a program awarded in 2008, which began in the fourth quarter of 2008. The increase was partially offset by lower volume on a Defense Threat Reduction Agency (DTRA) program due to the substantial completion of the contract scope in the fourth quarter of 2008.

The increase in Net sales of $308 million in the first six months of 2009 was due to $348 million of growth on our training programs, primarily on the Warfighter FOCUS and ATCOTS contracts as discussed above. The increase was partially offset by lower volume on a DTRA program as discussed above.

Operating Income and Margin. The increase in Operating income of $8 million in the second quarter of 2009 was primarily due to the increased volume discussed above. Operating margin in the second quarter of 2009 remained relatively consistent with the second quarter of 2008.

The increase in Operating income of $17 million in the first six months of 2009 was primarily due to the increased volume as discussed above. Operating margin in the first six months of 2009 remained relatively consistent with the first six months of 2008.

Backlog and Bookings. Backlog was $2,937 million at June 28, 2009 compared to backlog of $2,752 million at December 31, 2008. Bookings in the second quarter of 2009 were $351 million higher than the second quarter of 2008, primarily due to awards of $553 million for work on the Warfighter FOCUS contract for the U.S. Army to provide live, virtual and constructive training services. In the second quarter of 2009, TS booked $160 million to upgrade Phalanx Weapon Systems for the Royal Canadian Navy and $100 million for a DTRA program.

Bookings in the first six months of 2009 were $384 million higher than the first six months of 2008, primarily due to awards of $731 million for work on the Warfighter FOCUS contract.